UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Fundrise Growth eREIT II, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10843

Delaware	61-1775079
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	our failure to maintain our status as a real estate investment trust (“REIT”);

•	failure of acquisitions to yield anticipated results;

•	risks associated with breaches of our data security;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	climate change and natural disasters could adversely affect our properties and our business;

•	risks associated with derivatives or hedging activity;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancing as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended, and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise Growth eREIT II, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio of commercial real estate investments and other real estate-related assets. We use substantially all of the net proceeds raised from our Offerings to invest in residential rental properties, real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Growth eREIT II”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Growth eREIT II, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our Operating Agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties. We acquire and operate real estate and real estate-related assets on an opportunistic basis. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments, if any, will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investment within approximately five to seven years from the one year anniversary of the qualification of our initial Offering;

•	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term;

•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five to seven years from the one year anniversary of the initial qualification of our Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets; and

•	to preserve, protect and return shareholders’ capital contributions.

We also seek to realize growth in the value of our investments by timing their sale to maximize value. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information. Unless otherwise indicated, the latest results discussed below are as of December 31, 2020.

Offering Results

We have offered, are offering, and may continue to offer up to $50.0 million in our common shares in any rolling twelve-month period. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2020 and 2019, we had raised total gross offering proceeds of approximately $97.0 and $50.0 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $115,000 received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 9,680,000 and 4,996,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2020, approximately $671,000 of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until December 31, 2018, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semi-annually, as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the semi-annual NAV per share, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2018	$10.00	Form 1-U
June 30, 2019	$10.00	Form 1-U
December 31, 2019	$10.00	Form 1-U
June 30, 2020	$10.06	Form 1-U
December 31, 2020	$10.52	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to delay or reduce distributions in the short-term in order to preserve liquidity at the Company level; however, the Manager does not expect this trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

When calculated on a tax basis, distributions were made 100% from return of capital for the year ended December 31, 2020.

On July 11, 2019, we paid out our first distribution to shareholders for the distribution period of May 1, 2019 through June 30, 2019. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield		Link
05/01/2019 – 05/31/2019	$0.0019178082		04/30/2019	07/11/2019		7.00%	Form 1-U
06/01/2019 – 06/30/2019	$0.0023287671		05/30/2019	07/11/2019		8.50%	Form 1-U
06/30/2019(5)	$0.1279595195		06/27/2019	07/11/2019		(5)	Form 1-U
07/01/2019 – 07/31/2019	$0.0002739726		06/27/2019	10/09/2019		1.00%	Form 1-U
08/01/2019 – 08/31/2019	$0.0002739726		07/30/2019	10/09/2019		1.00%	Form 1-U
09/01/2019 – 10/01/2019	$0.0004109589		08/29/2019	10/09/2019		1.50%	Form 1-U
10/02/2019 – 10/31/2019	$0.0005479452		10/01/2019	01/13/2020		2.00%	Form 1-U
11/01/2019 – 11/30/2019	$0.0013698630		10/31/2019	01/13/2020		5.00%	Form 1-U
12/01/2019 – 12/31/2019	$0.0032876712		11/26/2019	01/13/2020		12.00%	Form 1-U
12/31/2019(6)	$0.1398101944		12/26/2019	01/13/2020		(6)	Form 1-U
01/01/2020 – 01/31/2020	$0.0013698630		12/23/2019	04/09/2020		5.00%	Form 1-U
02/01/2020 – 02/29/2020	$0.0013698630		01/29/2020	04/09/2020		5.00%	Form 1-U
03/01/2020 – 03/31/2020	$0.0011643836		02/26/2020	04/09/2020		4.25%	Form 1-U
04/01/2020 – 04/30/2020	$0.0000000000		N/A	N/A		0.00%	N/A
05/01/2020 – 05/31/2020	$0.0000000000		N/A	N/A		0.00%	N/A
06/01/2020 – 06/30/2020	$0.0000000000		N/A	N/A		0.00%	N/A
07/01/2020 – 07/31/2020	$0.0004109589		06/29/2020	10/08/2020		1.50%	Form 1-U
08/01/2020 – 08/31/2020	$0.0006849315		07/30/2020	10/08/2020		2.50%	Form 1-U
09/01/2020 – 10/01/2020	$0.0006849315		08/28/2020	10/08/2020		2.50%	Form 1-U
10/02/2020 – 10/31/2020	$0.0006849315		10/01/2020	01/12/2021		2.50%	Form 1-U
11/01/2020 – 11/30/2020	$0.0006849315		10/29/2020	01/12/2021		2.50%	Form 1-U
12/01/2020 – 12/31/2020	$0.0006849315		11/25/2020	01/12/2021		2.50%	Form 1-U
01/01/2021 – 01/31/2021	$0.0012328767		12/29/2020	04/13/2021		4.50%	Form 1-U
02/01/2021 – 02/28/2021	$0.0013698630		01/28/2021	04/13/2021		5.00%	Form 1-U
03/01/2021 – 03/31/2021	$0.0009589041		02/25/2021	04/13/2021		3.50%	Form 1-U
04/01/2021 – 04/30/2021	$0.0013698630		03/30/2021	07/21/2021		4.75%	Form 1-U
Weighted Average	$0.0009632612	(3)	-	-	3.52	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from May 1, 2019 through April 30, 2021.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

(5)	On June 27, 2019, the Manager of the Company declared a distribution of $0.1279595195 per share (the “Additional June 30, 2019 Distribution Amount”) for shareholders of record as of the close of business on June 30, 2019. The distribution was payable to shareholders of record as of the close of business on June 30, 2019 and the distribution was paid on July 11, 2019. As the Additional June 30, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional June 30, 2019 Distribution Amount is included in the calculation for the weighted average annualized yield.

(6)	On December 26, 2019, the Manager of the Company declared a distribution of $0.1398101944 per share (the “Additional December 31, 2019 Distribution Amount”) for shareholders of record as of the close of business on December 31, 2019. The distribution was payable to shareholders of record as of the close of business on December 31, 2019 and the distribution was paid on January 21, 2020. As the Additional December 31, 2019 Distribution Amount did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional December 31, 2019 Distribution Amount is included in the calculation for the Weighted Average Annualized Yield.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. Through December 31, 2019, the Company's redemption plan provided that, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020. As such, and combined with the change in processing redemptions quarterly instead of monthly and increased redemption requests arising from the COVID-19 pandemic, redemptions payable have increased by approximately $1.7 million on the consolidated balance sheet from December 31, 2019 to December 31, 2020.

As of December 31, 2020, approximately 1,009,000 common shares had been submitted for redemption since operations commenced and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. If indicators of impairment are present, we evaluate the net undiscounted cash flows estimated to be generated by those assets compared to the asset’s carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions which require us to make judgments, including annual and residual cash flows and our estimated holding period for each asset. Such assumptions could be affected by future economic and market conditions. If such carrying value is in excess of the estimated undiscounted cash flows of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. The estimated fair value is based on our estimation of expected future cash flows discounted at the effective interest rate which involves a high degree of judgment. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment at least annually, or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. The Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Rental Real Estate Properties and Real Estate Held for Improvement

Long-lived assets are reviewed for impairment annually, or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property's occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property's future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets' carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value, calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from interest revenue on our real estate debt investments, as well as cash flow distributions from equity method investees, rent from real estate properties, and equity in earnings from our investments in unconsolidated joint ventures. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On September 5, 2018, we substantially commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $100,000 received in private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor). For the years ended December 31, 2020 and 2019, we recognized total net income (loss) of approximately $(806,000) and $(1,935,000), respectively.

Revenue

Interest Revenue

For the years ended December 31, 2020 and 2019, we earned interest revenue of approximately $828,000 and $767,000 from our real estate debt investment, respectively. The increase in interest revenue is due to our debt investment having a full year of operations during the year ended December 31, 2020 compared to a partial year during the year ended December 31, 2019.

Rental Revenue

For the years ended December 31, 2020 and 2019, we earned rental revenue of approximately $759,000 and $413,000, respectively, from the operations of rental real estate properties. The increase in rental revenue is due to a full year of operations for seven rental real estate properties during the year ended December 31, 2020, compared to operating only three rental real estate properties during the year ended December 31, 2019.

Other Revenue

For the years ended December 31, 2020 and 2019, we earned other revenue of approximately $37,000 and $285,000 respectively. The decrease in other revenue is primarily due to reduced dividends earned from our money market investments as a result of more capital being deployed in real estate investments.

Expenses

Asset Management and Other Fees – Related Party

For the years ended December 31, 2020 and 2019, we incurred asset management fees of approximately $446,000 and $202,000, respectively. The increase in asset management fees is primarily attributable to the Manager’s decision to waive our asset management fees through June 30, 2019.

Property Operating and Maintenance Expenses

For the years ended December 31, 2020 and 2019, we incurred property operating and maintenance expenses of approximately $281,000 and $156,000, respectively. The increase in property-related expenses was due to operating four additional rental real estate properties during the year ended December 31, 2020 as compared to the prior period.

General and Administrative Expenses

For the years ended December 31, 2020 and 2019, we incurred general and administrative expenses of approximately $327,000 and $261,000, respectively, which includes auditing and professional fees, software subscription costs, and other expenses associated with operating our business. The increase in general and administrative expenses is primarily attributable to increases in the variable costs that are relative to the Company’s capital deployed and diligence costs on investment properties that were ultimately not acquired.

Other Income (Expense)

Equity in Earnings (Losses)

For the years ended December 31, 2020 and 2019, we had equity losses of approximately $(1,108,000) and $(2,609,000) from our equity method investees, respectively. The decrease in equity losses is attributable to the improved performance from two of our equity method investees, as well as earnings from our investment in National Lending, LLC which was formed in July 2019. See Note 11, Related Party Arrangements for further information regarding National Lending, LLC.

Interest Expense

For the years ended December 31, 2020 and 2019, we incurred interest expense of approximately $114,000 and $37,000, respectively. The increase in interest expense is due to a full year of interest incurred on the loan agreement entered into by the Company on December 18, 2019. See Note 8, Note Payable – Other, in our consolidated financial statements for more information.

Our Investments

As of December 31, 2020, we had entered into the following investments. See “Recent Developments” for a description of any investments we have made since December 31, 2020. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
RSE- Aura Controlled Subsidiary(6)	San Antonio, TX	Multifamily	12/19/2018	13.0%	12/19/2019	$7,107,727	95.0%	-	Initial	Update
RSE-University City Controlled Subsidiary	Charlotte, NC	Land	03/01/2019	12.0%	03/01/2022	$5,800,000	-	80.2%	Initial	N/A

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(6)	On February 27, 2019, the RSE-Aura Controlled Subsidiary investment was paid off and is no longer outstanding.

Real Property Controlled Subsidiaries (Joint Venture Equity Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE Urban Realty 215 Chester Controlled Subsidiary	Atlanta, GA	Commercial	09/14/2018	$1,353,750	Initial	N/A
NP 85(2)	San Antonio, TX	Multifamily	12/19/2018	$12,928,637	Initial	Update
NP 84(3)	Mansfield, TX	Multifamily	04/01/2019	$22,990,000	Initial	Update
RSE Runaway Lakes Controlled Subsidiary	Palm Beach, FL	Multifamily	06/25/2019	$17,514,000	Initial	N/A
RSE Hamilton Controlled Subsidiary	Hendersonville, TN	Multifamily	06/28/2019	$7,203,300	Initial	N/A
RSE Palmer Controlled Subsidiary	Woodstock, GA	Multifamily	11/17/2020	$23,415,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On February 27, 2019, the NP 85 investment was fully distributed.

(3)	On June 20, 2019, the NP 84 investment was fully distributed.

As of December 31, 2020, the Company's investments in companies that are accounted for under the equity method of accounting also included initial and subsequent the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 11, Related Party Arrangements for further information regarding National Lending.

Real Property Controlled Subsidiaries (Wholly-Owned Properties)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Projected Renovation Cost (1)		Projected Exit Price (1)	Projected Hold Period (1)	Overview (Form 1-U)
RSE W14 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	3,980	09/20/2018		$35,000	$1,561,000 - $2,035,000	10 years	Initial
RSE W42 Controlled Subsidiary	Los Angeles, CA	Multifamily	6,982	10/05/2018		$25,000	$1,952,000 - $2,544,000	10 years	Initial
RSE E74 Controlled Subsidiary	Los Angeles, CA	Multifamily	3,200	12/04/2018		$40,000	$1,050,000 - $1,373,000	10 years	Initial
RSE W39 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	8,900	06/05/2019		$1,800,000	---	10 years	Initial
RSE R45 Controlled Subsidiary	Brentwood, MD	Commercial	22,000	06/27/2019	$	---	---	7 years	Initial
RSE P34 Controlled Subsidiary	Los Angeles, CA	Multifamily	2,000	08/02/2019		$120,000	$1,414,000 - $1,693,000	5-10 years	Initial
RSE W411 Controlled Subsidiary	Los Angeles, CA	Commercial	5,300	08/07/2019		$320,000	---	7 years	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2020, we had deployed approximately $75.9 million for thirteen investments and had approximately $11.6 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2020, we anticipate that cash on hand and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have no outstanding Company level debt and have not received a commitment from any lender to provide us with financing. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

Outlook and Recent Trends

According to the International Monetary Fund, the COVID-19 global pandemic was the worst economic crisis since the Great Depression. The Vanguard Real Estate Index was down -9.05% at the end of Q3 and -4.72% for the year 2020. Despite these adverse circumstances, the Company achieved a net return in 2020 of 8.82%. The positive performance represents a validation of the Company’s investment strategies, sound underwriting, and active asset management.

We are encouraged by the stability of our real estate performance in the face of such headwinds. The Company outperformed its peers as a result of its focus on residential property in the Sunbelt.  First, approximately 90% of the Company’s investments are invested in rental property and apartment development. Housing, like food, is a basic good rather than a discretionary expense so should perform more resiliently in a downturn and strongly in an upswing. Second, management has consistently focused on the warm region, high population growth regions of the country, which continue to see greater job growth and in migration. Our belief is a portfolio of apartments in the Sunbelt is likely to be more stable than most other assets, as was demonstrated by our performance in 2020.

The US economy is rapidly recovering from the downturn with most major indicators showing strong signs of growth, including new job gains, consumer spending, consumer confidence, and investor sentiment:

"With the vaccine rollout in full swing, and now with a third supplier in the mix, job growth and economic recovery are expected to strengthen. LaborIQ® forecasts a strong rebound that will set off a tidal wave of hiring during the second half of the year, especially for sectors within Leisure and Hospitality, which we're already seeing as consumers return to pre-pandemic behaviors and resume spending," said Jay Denton, Chief Analyst and SVP of Business Intelligence for ThinkWhy, on March 5, 2021.

The economic tailwinds are likely broadly to drive rent growth, occupancy and asset pricing. On the other hand, economic vibrancy generally raises interest rates, construction costs, and will generally create a more competitive environment for the Company. The current interest rate environment dramatically eased as a result of the Federal Reserve materially lowering rates and broad based liquidity injections. Capital markets are vigilantly monitoring the Federal Reserve’s policy stance. Historically when markets recover, hard assets, such as real estate, see an increase in value as a result of economic expansion.

Off-Balance Sheet Arrangements

As of December 31, 2020 and 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 11, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

There have been no real estate investments acquired by or repaid to the Company since December 31, 2020 through April 20, 2021.

Other

Event	Date	Description
Share Purchase Price Update	01/01/2021	Beginning on January 1, 2021, the per share purchase price of our common shares was updated to $10.52 due to a semiannual change in NAV. More information can be found here.
January 2021 Contribution to National Lending	01/15/2021	On January 15, 2021, the Company made an additional contribution of approximately $1.7 million to National Lending, bringing its total contributions to approximately $4.6 million.
Declaration of February 2021 Distributions	01/28/2021	On January 28, 2021, our Manager declared a daily distribution of $0.0012328767 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2021 and ending on February 28, 2021. More information can be found here.
Declaration of March 2021 Distributions	02/25/2021	On February 25, 2021, our Manager declared a daily distribution of $0.0009589041 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2021 and ending on March 31, 2021. More information can be found here.
Declaration of April 2021 Distributions	03/30/2021	On March 30, 2021, our Manager declared a daily distribution of $0.0013698630 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2021 and ending on April 30, 2021. More information can be found here.
Status of our Offering	04/20/2021	As of April 20, 2021, we had raised total gross offering proceeds of approximately $97.3 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $415,000 received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 9,709,000 of our common shares.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our Operating Agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	44	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	35	Chief Operating Officer
Bjorn J. Hall	40	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. As of the date of this Annual Report, Mr. Miller is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 11, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2021 for each person or group that holds more than 10.0% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	-	-
Brandon T. Jenkins	9	*
Bjorn J. Hall	161	*
All directors and executive officers of our Manager as a group (3 persons)	170	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 11, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT II, LLC

Independent Auditor’s Report

To the Members

Fundrise Growth eREIT II, LLC

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Fundrise Growth eREIT II, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in members’ equity and cash flows for the years then ended and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Growth eREIT II, LLC and its subsidiaries as of December 31, 2020 and 2019, and results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 20, 2021

F-1

Fundrise Growth eREIT II, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2020	As of December 31, 2019
ASSETS
Cash and cash equivalents	$11,635	$1,847
Other assets	822	191
Above-market lease asset, net	251	283
Accrued interest, PIK	1,448	620
Real estate debt investments	5,800	5,800
Investments in equity method investees	46,596	23,375
Investments in rental real estate properties, net	12,242	12,138
Investments in real estate held for improvement	3,890	3,798
Total Assets	$82,684	$48,052

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$91	$96
Due to related party	133	108
Note payable – other	-	3,000
Note payable – related party	-	632
Settling subscriptions	-	80
Redemptions payable	2,080	350
Distributions payable	890	1,606
Rental security deposits and other liabilities	62	72
Below-market leases, net	256	302
Total Liabilities	3,512	6,246

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 9,680,093 and 4,995,888 shares issued and 8,670,673 and 4,675,046 shares outstanding as of December 31, 2020 and 2019, respectively	96,511	49,904
Redemptions - common shares	(9,872)	(3,139)
Retained Earnings (Accumulated deficit)	(7,467)	(4,959)
Total Members’ Equity	79,172	41,806
Total Liabilities and Members’ Equity	$82,684	$48,052

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Fundrise Growth eREIT II, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenue
Interest revenue	$828	$767
Rental revenue	759	413
Other revenue	37	285
Total revenue	1,624	1,465

Expenses
Asset management and other fees – related party	446	202
General and administrative expenses	327	261
Property operating and maintenance	281	156
Depreciation and amortization	154	135
Total expenses	1,208	754

Other (expense) income
Equity in (losses) earnings	(1,108)	(2,609)
Interest expense	(114)	(37)
Total other (expense) income	(1,222)	(2,646)

Net (loss) income	$(806)	$(1,935)

Net (loss) income per common share	$(0.12)	$(0.42)
Weighted average number of common shares outstanding, basic and diluted	6,667,521	4,588,614

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise Growth eREIT II, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2018	2,755,224	$27,550	$(54)	$27,496
Proceeds from issuance of common shares	2,232,254	22,323	-	22,323
Offering costs	-	(53)	-	(53)
Distributions declared on common shares	-	-	(2,970)	(2,970)
Redemptions of common shares	(312,432)	(3,055)	-	(3,055)
Net (loss) income	-	-	(1,935)	(1,935)
December 31, 2019	4,675,046	46,765	(4,959)	41,806
Proceeds from issuance of common shares	4,684,205	47,052	-	47,052
Offering costs	-	(445)	-	(445)
Distributions declared on common shares	-	-	(1,702)	(1,702)
Redemptions of common shares	(688,578)	(6,733)	-	(6,733)
Net (loss) income	-	-	(806)	(806)
December 31, 2020	8,670,673	$86,639	$(7,467)	$79,172

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Fundrise Growth eREIT II, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
OPERATING ACTIVITIES:
Net (loss) income	$(806)	$(1,935)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	154	135
Intangible lease amortization	(14)	(9)
Organizational costs	10	-
Equity in earnings (losses)	1,108	2,609
Bad debt expense	14	-
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	-	33
Net (increase) decrease in accrued interest, PIK	(828)	(620)
Net (increase) decrease in other assets	(155)	(79)
Net increase (decrease) in accounts payable and accrued expenses	(14)	32
Net increase (decrease) in due to related party	(10)	126
Net increase (decrease) in rental security deposits and other liabilities	(10)	58
Net cash provided by (used in) operating activities	(551)	350
INVESTING ACTIVITIES:
Investment in real estate debt investments	-	(5,800)
Repayment of real estate debt investments	-	7,108
Investment in equity method investees	(26,098)	(49,130)
Repayment of equity method investees	-	36,505
Distributions received from equity method investees	1,769	890
Investment in rental real estate properties	-	(9,203)
Investment in real estate held for improvement	-	(3,790)
Improvements in real estate held for improvement	(85)	(8)
Capital expenditures related to rental real estate properties	(245)	(27)
Release (issuance) of deposits	(500)	80
Net cash provided by (used in) investing activities	(25,159)	(23,375)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	46,916	21,681
Proceeds from note payable – other	-	3,000
Proceeds from note payable – related party	-	3,600
Repayment of note payable – other	(3,000)	-
Repayment of note payable – related party	(600)	(3,000)
Redemptions	(5,003)	(2,772)
Proceeds from settling subscriptions	-	80
Distributions paid	(2,362)	(1,356)
Reimbursements (to) from related party	(331)	-
Offering costs paid	(122)	(53)
Net cash provided by (used in) financing activities	35,498	21,180

Net increase (decrease) in cash and cash equivalents	9,788	(1,845)
Cash and cash equivalents, beginning of year	1,847	3,692
Cash and cash equivalents, end of year	$11,635	$1,847

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$146	$5

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions reinvested in Fundrise Growth eREIT II, LLC through programs offered by Fundrise Advisors, LLC	$56	$8
Settlement of settling subscriptions	$80	$634
Improvements in real estate held for improvement included in accounts payable and accrued expenses	$9	$2
Capital expenditures related to rental real estate properties included in accounts payable and accrued expenses	$3	$1

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Fundrise Growth eREIT II, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

1.	Formation and Organization

Fundrise Growth eREIT II, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on September 5, 2018. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT II, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate properties for rent, development, or redevelopment. We may also invest in real estate loans, real estate-related debt securities and other real estate-related assets.

Investments in rental real estate properties may consist of land, homes, townhomes and condominiums, office and commercial space, and other real estate investments. Each rental real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2018. We hold substantially all of our assets directly, and as of December 31, 2020 have not established an operating partnership or any taxable REIT subsidiaries (“TRSs”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. As of December 31, 2020, we elected to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the QRSs. As of December 31, 2019 we had not established any QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. Currently, a maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $36.3 million of shares on March 10, 2020, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of December 31, 2020 and 2019, after redemptions, the Company has net common shares outstanding of approximately 8,671,000 and 4,675,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2020 and 2019, the Sponsor owned 500 common shares. In addition, as of December 31, 2020 and 2019, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of December 31, 2020 and 2019, third parties had purchased approximately 11,500 and 0 common shares, respectively, in private placements for an aggregate purchase price of approximately $115,000 and $0, respectively. As of December 31, 2020 and 2019, the total amount of equity outstanding by the Company on a gross basis was approximately $87.1 million and $46.8 million, respectively, and the total amount of settling subscriptions was approximately $0 and $80,000, respectively. These amounts were based on a per share price of $10.06 and $10.00 as of December 31, 2020 and 2019, respectively.

The Company's Manager has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs, the Fundrise eFund, and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the years ended December 31, 2020 and 2019, approximately $56,000 and $8,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

F-6

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the year. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2020 and 2019.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs may include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s second amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

F-7

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense for organizational costs.

As of December 31, 2020 and 2019, the Manager had incurred cumulative organizational and offering costs of approximately $331,000 on behalf of the Company. The Hurdle Rate was met as of June 30, 2020, so approximately $331,000 and $0 of costs were reimbursed or reimbursable to the Manager as of December 31, 2020 and 2019, respectively. Of the $331,000 due to the Manager as of December 31, 2020, approximately $10,000 was related to organizational costs and is included as a general and administrative expense in the consolidated statements of operations. During the years ended December 31, 2020 and 2019, the Company reimbursed the Manager approximately $331,000 and $0 in offering costs, respectively. As such, $0 remained payable as of December 31, 2020 and 2019, respectively.

During the years ended December 31, 2020 and 2019, the Company directly incurred offering costs of approximately $124,000 and $53,000, respectively. Of these amounts, approximately $2,000 and $0 were payable as of December 31, 2020 and 2019, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment semiannually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees during the years ended December 31, 2020 and 2019.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

F-8

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date. No impairment losses were recorded related to real estate debt investment during the years ended December 31, 2020 and 2019.

Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, multifamily properties, office space, or industrial properties that are i) held as rental properties or ii) held for redevelopment or are in the process of being renovated.

In accordance with ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off. In-place lease assets have been reflected within other assets in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

F-9

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 30 years
Site improvements	5 – 10 years
Furniture and fixtures	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment semiannually or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2020 and 2019, no such impairment occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

Through December 31, 2019, the Company’s redemption plan provided that, on a monthly basis, an investor had the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given quarter, as these real estate assets are paid off or sold, but we do not generally intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

F-10

Due to the uncertainty caused by the new strain of coronavirus (“COVID-19”), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. On June 30, 2020, our Manager resumed the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2020 and 2019. No gross deferred tax assets or liabilities have been recorded as of December 31, 2020 and 2019.

As of December 31, 2020, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT. As of December 31, 2019, we had not established any QRSs.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expense will be recorded within property operating and maintenance expenses in the consolidated financial statements.

As of December 31, 2020, non-cancellable commercial operating leases provided for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
2021	$395
2022	391
2023	267
2024	273
2025	280
Thereafter	917
Total	$2,523

For the year ended December 31, 2020, one tenant accounted for approximately 38% of rental revenue.

Recent Accounting Pronouncements

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, the FASB voted to delay the fiscal year effective date of this standard by one year, and the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

F-11

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 840, Leases ("ASC 840") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate an exceptionally high volume of concessions being so rapidly executed to address the sudden liquidity constraints of certain lessees caused by the COVID-19 pandemic. In April 2020, the FASB issued a question and answer document that allows lessors to elect not to evaluate whether lease-related relief provided to mitigate the economic effects of COVID-19 is a lease modification under ASC 840. This election would allow lessors to bypass a lease-by-lease analysis, and instead choose to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. Lessors making this election would continue to recognize property rental revenue on a straight-line basis. Rent abatements would be recognized as reductions to property rental revenue during the period for which they relate. Rent deferrals would not impact the recognition of property rental revenue, but would result in an increase to tenant receivables during the deferral period.

We are evaluating this policy election and have not determined if we will treat any lease-related relief we provide to mitigate the economic effects of COVID-19 as a lease modification under ASC 840. While we did not grant any lease-related relief as a result of COVID-19 during the year-ended December 31, 2020, we may be in discussions with tenants and may grant concessions and additional lease-related relief, such as the deferral of lease payments, for a period of time. The nature and financial impact of such rent relief is currently unknown as negotiations are in progress.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Beginning balance	$23,375	$14,248
New investments in equity method investees	26,098	49,130
Distributions received	(1,769)	(37,394)
Equity in earnings (losses) of equity method investees	(1,108)	(2,609)
Ending balance	$46,596	$23,375

F-12

As of December 31, 2020 and 2019, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2018, a 75.0% non-controlling member interest in 215 Chester LLC, whose activities are carried out through the following wholly-owned asset: 215 Chester LLC, a commercial property with redevelopment potential in Atlanta, GA.

(2)	Acquired in 2019, a 90.0% non-controlling member interest in Runaway Lakes Land Partners, LLC, whose activities are carried out through the following wholly-owned assets: two garden-style multifamily properties, Runaway Bay and Twin Lakes, located in the Tampa, FL area.

(3)	Acquired in 2019, a 51.0% non-controlling member interest in The Hamilton JV, LP, whose activities are carried out through the following wholly-owned asset: The Hamilton (formerly Windsor Park Apartments), a multifamily property in Hendersonville, TN.

(4)	Acquired in 2019, an initial 7.4% non-controlling member interest in National Lending, LLC (“National Lending”), whose activities are further described in Note 11, Related Party Arrangements.

(5)	Acquired in 2020, an 85.0% non-controlling member interest in MP The Palmer, LLC, whose activities are carried out through the following wholly-owned asset: The Palmer, a stabilized multifamily property in Woodstock, GA.

In 2018, the Company invested in NP 85, LLC, which was accounted for as an equity method investment due to our member interest being structured as a holding company that issued debt to the borrower of the Aura Westover Hills property. Similarly, in 2019, the Company acquired an equity method investment in NP 84, LLC, which issued a loan to the borrower to acquire Mansfield on the Green, a multifamily property in Mansfield, TX. During the year ended December 31, 2019, both borrowers refinanced the underlying properties and repaid the related loans in full with interest. Consequently, the proceeds from NP 84, LLC and NP 85, LLC were distributed to the members such that the remaining equity interest at December 31, 2019 was $0. Accordingly, there was no gain on sale of the investment.

As of and for the year ended December 31, 2020, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	215 Chester LLC As of December 31, 2020	Runaway Lakes Land Partners, LLC As of December 31, 2020	The Hamilton JV LP As of December 31, 2020	National Lending, LLC As of December 31, 2020
Real estate assets, net	$4,039	$60,628	$31,628	$-
Other assets	219	1,658	406	52,950
Total assets	$4,258	$62,286	$32,034	$52,950

Mortgage notes payable	$2,440	$46,881	$19,245	$-
Other liabilities	37	475	405	-
Equity	1,781	14,930	12,384	52,950
Total liabilities and equity	$4,258	$62,286	$32,034	$52,950
Company's equity investment	$1,189	$13,439	$6,315	$2,889

Condensed balance sheet information (continued):	MP The Palmer, LLC As of December 31, 2020
Real estate assets, net	$92,540
Other assets	4,142
Total assets	$96,682

Mortgage notes payable	$69,442
Other liabilities	474
Equity	26,766
Total liabilities and equity	$96,682
Company's equity investment	$22,764

F-13

Condensed income statement information:	215 Chester LLC For the Year Ended December 31, 2020	Runaway Lakes Land Partners, LLC For the Year Ended December 31, 2020	The Hamilton JV LP For the Year Ended December 31, 2020	National Lending, LLC For the Year Ended December 31, 2020
Total revenue	$244	$6,960	$2,586	$629
Total expenses	396	7,170	2,955	35
Net income (loss)	$(152)	$(210)	$(369)	$594
Company's equity in earnings (losses) of investee	$(114)	$(189)	$(188)	$34
Company’s share of origination costs within equity	$-	$-	$-	$-

Condensed income statement information (continued):	MP The Palmer, LLC For the Period November 17, 2020 (Acquisition) to December 31, 2020
Total revenue	$867
Total expenses	1,146
Net income (loss)	$(279)
Company's equity in earnings (losses) of investee	$(237)
Company’s share of origination costs within equity	$(414)

As of and for the year ended December 31, 2019, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	215 Chester LLC As of December 31, 2019	NP 85 LLC As of December 31, 2019	NP 84 LLC As of December 31, 2019	Runaway Lakes Land Partners, LLC As of December 31, 2019
Real estate assets, net	$3,472	$-	$-	$61,414
Other assets	193	-	-	1,301
Total assets	$3,665	$-	$-	$62,715

Mortgage notes payable	$1,976	$-	$-	$46,838
Other liabilities	105	-	-	522
Equity	1,584	-	-	15,355
Total liabilities and equity	$3,665	$-	$-	$62,715
Company's equity investment	$1,183	$-	$-	$13,821

F-14

Condensed balance sheet information (continued):	The Hamilton JV LP As of December 31, 2019	National Lending, LLC As of December 31, 2019
Real estate assets, net	$32,091	$-
Other assets	1,238	19,313
Total assets	$33,329	$19,313

Mortgage notes payable	$19,225	$-
Other liabilities	504	-
Equity	13,600	19,313
Total liabilities and equity	$33,329	$19,313
Company's equity investment	$6,935	$1,436

Condensed income statement information:	215 Chester LLC For the Year Ended December 31, 2019	NP 85 LLC For the Period January 1, 2019 to February 27, 2019 (Liquidation)	NP 84 LLC For the Period April 1, 2019 (Acquisition) to June 20, 2019 (Liquidation)	Runaway Lakes Land Partners, LLC For the Period June 25, 2019 (Acquisition) to December 31, 2019
Total revenue	$289	$270	$871	$3,501
Total expenses	361	-	-	6,391
Net income (loss)	$(72)	$270	$871	$(2,890)
Company's equity in income (loss)	$(54)	$123	$435	$(2,601)
Company’s share of origination costs within equity	$-	$-	$-	$(387)

Condensed income statement information (continued):	The Hamilton JV LP For the Period June 28, 2019 (Acquisition) to December 31, 2019	National Lending, LLC For the Period July 15, 2019 (Inception) to December 31, 2019
Total revenue	$1,265	$242
Total expenses	1,308	27
Net income (loss)	$(43)	$215
Company's equity in income (loss)	$(22)	$16
Company’s share of origination costs within equity	$(119)	$-

4.	Real Estate Debt Investments

As of December 31, 2020 and 2019, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these consolidated financial statements. The following table describes our real estate debt investment activity (amounts in thousands):

Real Estate Debt investments:	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Beginning balance	$5,800	$7,108
Investments(1)	-	5,800
Repayments	-	(7,108)
Ending balance	$5,800	$5,800

(1)	There were no new investments acquired during the year ended December 31, 2020. One new preferred equity investment was added during the year ended December 31, 2019.

F-15

As of December 31, 2020 and 2019, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Accrued interest, PIK, represents accruable interest payable by related real estate debt investments upon maturity.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value
Preferred equity	1	$5,800	$-	$5,800
Balance as of December 31, 2020	1	$5,800	$-	$5,800

(1)	Principal amount or cost only includes the stated amount of funds disbursed to date.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2019 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value
Preferred equity	1	$5,800	$-	$5,800
Balance as of December 31, 2019	1	$5,800	$-	$5,800

(1)	Principal amount or cost only includes the stated amount of funds disbursed to date.

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	1	$-	$5,800	$-	$-
Balance as of December 31, 2020	1	$-	$5,800	$-	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2019, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	1	$-	$5,800	$-	$-
Balance as of December 31, 2019	1	$-	$5,800	$-	$-

F-16

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least semiannually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2020 and 2019, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of both December 31, 2020 and 2019, we had invested in six rental real estate properties.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of December 31, 2020	As of December 31, 2019 (1)
Land	$8,459	$8,459
Building and building improvements	3,875	3,790
Furniture, fixtures, and equipment	23	-
Post-acquisition capitalized improvements	139	-
Total gross investment in rental real estate properties	$12,496	$12,249
Less: Accumulated depreciation	(254)	(111)
Total investment in rental real estate properties, net	$12,242	$12,138

(1)	Certain amounts in the prior year’s notes to the consolidated financial statements have been presented to conform to current period presentation. Post-acquisition capitalized improvement amounts have been included within “Building and building improvements”.

As of both December 31, 2020 and 2019, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $277,000, which includes cumulative acquisition fees paid to the Sponsor of approximately $161,000.

For the years ended December 31, 2020 and 2019, the Company recognized approximately $144,000 and $100,000, respectively, of depreciation expense on rental real estate properties.

As of both December 31, 2020 and 2019, we had invested in one real estate property held for improvement.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of December 31, 2020	As of December 31, 2019
Land	$1,227	$1,227
Building	2,564	2,564
Work in progress	99	7
Total investment in real estate held for improvement	$3,890	$3,798

As of both December 31, 2020 and 2019, real estate held for improvement included capitalized transaction costs of approximately $41,000, which includes cumulative acquisition fees paid to the Sponsor of approximately $38,000.

F-17

6.	Above- and Below-Market Leases

The Company recognizes acquired in-place “above-” and “below-market” leases as rental revenue over the original term of the respective leases. The net impact of the acquired above- and below-market leases increased revenue by approximately $14,000 and $9,000 for the years ended December 31, 2020 and 2019, respectively. The following table summarizes the scheduled amortization of the Company’s acquired above- and below-market lease intangibles for each of the five succeeding years (amounts in thousands):

	Above- Market Lease Amortization	Below- Market Lease Amortization
2021	$32	$(32)
2022	32	(32)
2023	32	(32)
2024	32	(32)
2025	32	(32)
Thereafter	91	(96)
Total above- and below- market lease intangibles	$251	$(256)

7.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of December 31, 2020	As of December 31, 2019
In-place lease asset, net of amortization	$82	$92
Accounts receivable, net	78	57
Prepaid expenses	162	42
Real estate deposits	500	-
Total other assets	$822	$191

For the years ended December 31, 2020 and 2019, the Company recognized approximately $10,000 and $35,000, respectively, of amortization expense on in-place lease assets.

As of December 31, 2020 and 2019, tenant receivables were included within accounts receivable and were recorded net of an allowance for credit losses of approximately $14,000 and $0, respectively. For the years ended December 31, 2020 and 2019, the Company recorded approximately $14,000 and $11,000, respectively, in bad debt expense.

8.	Note Payable - Other

On December 18, 2019, the Company entered in a loan agreement with Loadstar Funding K.K. in the amount of $3.0 million. The loan agreement provided for a 5.0% interest rate and required monthly, current interest-only payments. The loan’s initial maturity date was June 18, 2020. Prior to maturity, the Company elected to exercise its first extension option, which increased the interest rate to 5.25% and extended the maturity date of the loan to December 18, 2020. On September 28, 2020, the Company fully repaid the loan, including $3.0 million of outstanding principal and approximately $12,000 of accrued interest. As such, as of December 31, 2020 and 2019, approximately $0 and $3.0 million was outstanding, respectively. For the years ended December 31, 2020 and 2019, the Company incurred and paid approximately $114,000 and $5,000, respectively, in related interest expense.

F-18

9.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the years ended December 31, 2020 and 2019 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/ Reinvested as of December 31, 2020	Payment Date
February 1, 2020 through February 29, 2020	0.0013698630	$217		01/29/20	217	04/09/20
March 1, 2020 through March 31, 2020	0.0011643836	208		02/26/20	208	04/09/20
April 1, 2020 through April 30, 2020	0.0000000000	-		03/30/20	-	07/09/20
May 1, 2020 through May 31, 2020	0.0000000000	-		04/29/20	-	07/09/20
June 1, 2020 through June 30, 2020	0.0000000000	-		05/27/20	-	07/09/20
July 1, 2020 through July 31, 2020	0.0004109589	78		06/29/20	78	10/08/20
August 1, 2020 through August 31, 2020	0.0006849315	146		07/30/20	146	10/08/20
September 1, 2020 through October 1, 2020	0.0006849315	163		08/28/20	163	10/08/20
October 2, 2020 through October 31, 2020	0.0006849315	183		10/01/20	-	01/12/21
November 1, 2020 through November 30, 2020	0.0006849315	180		10/29/20	-	01/12/21
December 1, 2020 through December 30, 2020	0.0006849315	188		11/25/20	-	01/12/21
January 1, 2021 through January 31, 2021	0.0012328767	339	(2)	12/29/20	-	04/13/21
Total		$1,702	(1)		$812

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/ Reinvested as of December 31, 2019	Payment Date
May 1, 2019 through May 31, 2019	0.0019178082	$284		04/30/19	284	07/11/19
June 1, 2019 through June 29, 2019	0.0023287671	321		05/30/19	321	07/11/19
June 30, 2019	0.1302882866	621		06/27/19	621	07/11/19
July 1, 2019 through July 31, 2019	0.0002739726	40		06/28/19	40	10/09/19
August 1, 2019 through August 31, 2019	0.0002739726	40		07/30/19	40	10/09/19
September 1, 2019 through October 1, 2019	0.0004109589	60		08/29/19	58	10/09/19
October 2, 2019 through October 31, 2019	0.0005479452	77		10/01/19	-	01/13/20
November 1, 2019 through November 30, 2019	0.0013698630	192		10/31/19	-	01/13/20
December 1, 2019 through December 30, 2019	0.0032876712	462		11/26/19	-	01/13/20
December 31, 2019	0.1430978656	674		12/26/19	-	01/13/20
January 1, 2020 through January 31, 2020	0.0013698630	199	(3)	12/23/19	-	04/09/20
Total		$2,970	(1)		$1,364

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the years ended December 31, 2020 and 2019, total distributions declared to related parties were approximately $2,000 and $6,000, respectively.

(2)	The liability for the January 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2020 consolidated financial statements, and is scheduled to be paid within three weeks after March 31, 2021.

(3)	The liability for the January 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2019 consolidated financial statements. This amount was subsequently determined to be approximately $212,000.

F-19

10.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2020, the Company’s significant financial instruments consist of cash and cash equivalents and real estate debt investments. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

As of December 31, 2020 and 2019, the aggregate carrying value of our real estate debt investments, inclusive of PIK interest, was approximately $7.2 million and $6.4 million, respectively, and the aggregate fair values approximated their carrying values. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally includes a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The discount rate utilized was approximately 12%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

11.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2020 and 2019.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2020 and 2019, the Manager incurred approximately $57,000 and $41,000 of operational costs on our behalf, respectively. Of such amounts, approximately $7,000 and $3,000 were due and payable as of December 31, 2020 and 2019, respectively.

F-20

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% of our NAV based on our NAV at the end of each prior semiannual period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. The Manager decided to waive the asset management fee through June 30, 2019.

Accordingly, during the years ended December 31, 2020 and 2019, we incurred asset management fees of approximately $446,000 and $202,000, respectively, and as of December 31, 2020 and 2019, approximately $123,000 and $101,000, respectively, of asset management fees were payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2020 and 2019, the Manager has not designated any asset as non-performing and no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. For the years ended December 31, 2020 and 2019, no disposition fees have been incurred. Accordingly, as of December 31, 2020 and 2019, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2020 and 2019, the Company did not make any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2020 and 2019, fees of approximately $10,000 and $13,000, respectively, were paid to the Independent Representative as compensation for those services and are included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of December 31, 2020 and 2019. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the years ended December 31, 2020 and 2019, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp is a member of the Company and held 500 shares as of December 31, 2020 and 2019.

F-21

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates. The total drawn between the ten noteholders was not to exceed $10.0 million. The note was in effect for the Company as of August 17, 2018, bore a 3.00% interest rate, and expired on January 31, 2019. As such, this note is no longer available to fund acquisitions. During the years ended December 31, 2020 and 2019, the Company did not draw against the promissory grid note and did not incur or pay any interest expense to the Sponsor.

For the years ended December 31, 2020 and 2019, the Sponsor incurred approximately $36,000 and $28,000 of operational costs on our behalf, respectively. Of such amounts, approximately $3,000 and $4,000 were due and payable as of December 31, 2020 and 2019, respectively.

The following table presents the Company’s acquisition fees related to investments in rental real estate properties paid to the Sponsor (amounts in thousands):

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Acquisition fees incurred and paid to the Sponsor	$-	$137
Total	$-	$137

In August 2019, the Sponsor entered into an agreement with the Company to rent office space in one of our real estate properties held for improvement. During the years ended December 31, 2020 and 2019, the Company received approximately $26,000 and $11,000, respectively, in rental revenue from the Sponsor. The lease agreement with the Sponsor was terminated in November 2020, and the space was subsequently leased to a third party tenant.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2020 and 2019, the Company has contributed approximately $2.8 million and $1.4 million for a 5.4% and 7.4% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

During the years ended December 31, 2020 and 2019, the Company entered into zero and one promissory note with National Lending in the amount of approximately $0 and $3.6 million, respectively, and repaid outstanding principal and interest in the amount of approximately $632,000 and $3.0 million, respectively. The interest rate on the note was 4.5%. As of December 31, 2020 and 2019, approximately $0 and $32,000 of accrued interest was payable to National Lending.

12.       Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

13.       Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. During the years ended December 31, 2020 and 2019, the Company reimbursed approximately $331,000 and $0, respectively, of offering costs that were paid by the Manager. As such, as of December 31, 2020 and 2019, approximately $0 and $331,000 of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

F-22

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

14.       Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 20, 2021 for potential recognition or disclosure.

Offering

As of April 20, 2021, we had raised total gross offering proceeds of approximately $97.3 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our Sponsor and approximately $415,000 received in private placements to third parties), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 9,709,000 of our common shares.

The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future.

Additional Contributions to National Lending, LLC

On January 15, 2021, the Company contributed an additional $1.7 million to National Lending in accordance with the subscription agreement, for a total cumulative contribution of approximately $4.6 million, which is equivalent to approximately 7.4% ownership as of January 15, 2021.

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Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A/A filed on August 15, 2018)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A/A filed on August 15, 2018)
2.3*	Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s Form 1-A/A filed on August 15, 2018)
2.4*	Form of Second Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.4 to the Company’s Form 1-A/A filed on August 15, 2018)
4.1*	Form of Subscription Package (incorporated by reference to Appendix C of the Company's Form 1-A POS filed on March 8, 2021)
6.1*	Form of License Agreement between Fundrise Growth eREIT II, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A/A filed on August 15, 2018)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Growth eREIT II, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A/A filed on August 15, 2018)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form 1-A/A filed on August 15, 2018)
11.1**	Consent of RSM US LLP

* Previously filed

** Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on April 20, 2021.

Fundrise Growth eREIT II, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 20, 2021
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	April 20, 2021
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)

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